UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File Number 1-8383


(CHECK ONE): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

                 For Period Ended:     June 30, 2004
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:

         READ INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Mission West Properties, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

10050 Bandley Drive
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Address of Principal Executive Office (Street and Number)

Cupertino, CA 95014
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)   The  accountant's  statement  or   other  exhibit  required  by  Rule
     12b-25(c) has been attached, if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 could not be filed within the prescribed time period because its independent accountant, PricewaterhouseCoopers LLP, San Francisco, California, previously engaged as the principal accountant to audit the financial statements of Mission West Properties, Inc., (the "Company"), resigned as independent auditors for the Company on January 26, 2004 and withdrew its association with the Company's financial statements for 2001 and 2002 for which such independent accountant had issued its report of independent auditors previously. BDO Seidman LLP ("BDO"), the Company's new independent registered public accounting firm, commenced their engagement on May 10, 2004 and issued their report of registered independent public accountants for 2001, 2002 and 2003 on July 27, 2004. The Company filed its 2003 Form 10-K on July 30, 2004. The Company is simultaneously preparing Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 for review by BDO but cannot complete this work within the prescribed time for filing the subject report without unreasonable effort or expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Carl E. Berg                   408                      725-0700
--------------------      --------------------      --------------------
      (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                                  Yes [ ] No [X]

     Form 10-K for calendar year 2003 was filed on July 30, 2004. Form 10-Q for the quarter ended March 31, 2004 has not been filed. The Company plans to file this Quarterly Report by August 12, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    Yes[ ] No[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          MISSION WEST PROPERTIES, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 9, 2004                    By  /s/ Carl E. Berg
     --------------------------           -------------------------
                                          Carl E. Berg
                                          Chief Executive Officer